UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(X)   Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
      For the fiscal year ended December 31, 2004.

      or

(  )   Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
     For the transition period from ______________ to ___________.

Commission file number 1-3492

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Halliburton Savings Plan
10200 Bellaire Blvd.
Building 91, Room 2NE18B
Houston, TX 77072

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010

Telephone Number - (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibits are filed for the Halliburton Savings Plan:

Financial Statements and Supplemental Schedule

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Plan Benefits -- December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Plan Benefits -- Year ended December 31, 2004

Notes to Financial Statements - December 31, 2004 and 2003

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -- December 31, 2004

Signature

Exhibits

Consent of Harper & Pearson Company, P.C. (Exhibit 23.1)

Consent of KPMG LLP (Exhibit 23.2)

HALLIBURTON SAVINGS PLAN

Table of Contents

Page

Reports of Independent Registered Public Accounting Firms	1-2

Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2004	4

Notes to Financial Statements
December 31, 2004 and 2003	5-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004	14

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of
Halliburton Savings Plan
Houston, Texas

We have audited the accompanying statement of net assets available for plan benefits of the Halliburton Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2003 were audited by other auditors whose report dated June 25, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004, and the changes in its net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Harper & Pearson Company, P.C.

Houston, Texas
March 24, 2005

Report of Independent Registered Public Accounting Firm

To the Halliburton Company
    Benefits Committee:

We have audited the accompanying statement of net assets available for plan benefits of the Halliburton Savings Plan (the Plan) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
June 25, 2004

HALLIBURTON SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value
Cash and cash equivalents	$54,401	$61,878
Plan interest in Master Trust	3,195,267	2,714,555
Participant loans	57,502	46,824
Total investments	3,307,170	2,823,257
Receivables
Plan participants’ contributions	3,264	2,875
Plan participants’ loan repayments	-	794
Total receivables	3,264	3,669
Net assets available for plan benefits	$3,310,434	$2,826,926

See accompanying notes to financial statements.

HALLIBURTON SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2004

Additions:
Contributions
Company, net of forfeitures	$60,252
Plan participants	76,530
Investment income, net
Plan interest in Master Trust investment gain	683,838
Interest on loans to participants	3,103
Total additions	823,723
Deductions:
Benefits paid to participants	(340,215)
Total deductions	(340,215)
Net increase in net assets available for plan benefits	483,508
Net assets available for plan benefits, beginning of year	2,826,926
Net assets available for plan benefits, end of year	$3,310,434

See accompanying notes to financial statements.

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)    Description of the Plan

The Halliburton Savings Plan (the “Plan”) is a defined contribution plan for certain qualified employees of Halliburton Company and certain subsidiaries (the “Company”). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

(a)   Eligibility

Certain employees of the Company are eligible for participation in the Plan upon completion of three months of service. The Company has specifically extended participation to certain employees covered by a collective bargaining agreement.

(b)   Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 25% of the participant’s eligible earnings of up to $205,000; the total amount of participant tax deferred savings contributions is limited to $13,000 for 2004. Any contributions in excess of the $13,000 limit are automatically made to the participant’s after-tax account. The Company makes matching contributions to certain groups of participants based on separate formulas set forth in the plan document.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($3,000 per participant in 2004).

Employees are permitted to rollover pre-tax and after-tax amounts with earnings held in other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the Plan document.

(c)   Plan Accounts

The Company has entered into a master trust agreement known as the Halliburton Company Employee Benefit Master Trust (the “Master Trust”). The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by the Company or its affiliates. The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

     (d)   Investment Elections and Transfers

Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Master Trust (see note 3). Participants may direct up to a maximum of 15% of their contributions to the Halliburton Stock Fund (“HSF”).

The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant’s account balance. The Plan imposes a fifteen calendar-day waiting period on transfers involving the Non-U.S. Equity Fund.

    (e)    Administration

The Halliburton Company Benefits Committee (the “Committee”) controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street”) is the Plan’s trustee, and Hewitt Associates LLC is the recordkeeper.

    (f)   Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance in all Company sponsored plans in the prior twelve months) or 50% of their vested account balance. A participant may not have more than one loan outstanding at any time. Loans bear interest at the current prime rate, plus 1% as published in the Wall Street Journal. Loans must be repaid within five years (ten years for primary residence loans) through payroll deductions. Loans are collateralized by the participant’s account balance. If a participant fails to comply with the repayment terms of the loan, the Committee or its designee may deem such defaulted loans as a distribution when the loans are considered uncollectible from the participant.

     (g)   Vesting

Participants’ contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants become fully vested in matching contributions and the earnings thereon upon the completion of the service requirements as specified in the Plan document and collective bargaining agreement, as applicable. There are special vesting rights for certain balances transferred from acquired company plans as defined in the Plan. Participants who terminate before becoming vested forfeit the nonvested portion of their account balance in accordance with the terms of the Plan and collective bargaining agreement, as applicable.

Forfeitures are used to reduce future Company matching contributions. The forfeiture amounts that were used to reduce Company matching contributions were $7,703 for the year ended December 31, 2004. Forfeitures available to reduce future Company matching contributions are $35,834 and $18,025 as of December 31, 2004 and 2003, respectively.

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(h)   Distributions

Each participant or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Direct rollovers to an IRA or other qualified plans are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant’s election. Distributions from the HSF may be in the form of shares of stock or cash.

While employed, a participant may make in-service withdrawals from their after-tax accounts as defined in the Plan document. In-service withdrawals are also permitted upon attainment of age 59-1/2 or proven financial hardship, subject to limitations under the Plan. Certain additional in-service withdrawals are permitted for account balances transferred from acquired company plans as defined in the Plan document.

(i)   Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

(j)   Halliburton Stock Fund

Effective July 1, 2002, the HSF was converted into an Employee Stock Ownership Plan (“ESOP”). The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of ERISA.

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company Common Stock held by the ESOP are to be paid by the Company directly to the Trustee. Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full. During 2004 and 2003, there were no loans related to stock purchases.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have been given by a participant. The Trustee is required, however, to vote at their discretion all shares which have not been voted by Plan participants and beneficiaries.

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(k)   Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)    Significant Accounting Policies

(a)   Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

(b)   Valuation of Investments

The Plan invests in cash and cash equivalents and participants loans, which are held by the Trustee outside of the Master Trust. Cash and cash equivalents are a short term investment fund which is valued at cost which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Cash equivalents, derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their quoted market value. Common/collective trust funds are stated at the fair market value of the underlying securities.

Real estate related investments of the Master Trust consist of real estate mortgages and investments in real estate investment trusts (“REITs”). Real estate mortgages are stated at cost plus accrued interest, less payments received. Investments in REITs are stated at fair value.

The Master Trust’s investment in pooled equity managers (the Pooled Fund) represents the unitized values of certain equity managers’ accounts on a combined basis. Each manager’s account is valued daily. A unit price is calculated for each manager by dividing the total value of the manager’s account by the total number of units in existence for that manager. Net income and realized/unrealized investment gains and losses by each manager are passed through to the investment options through the managers’ unit price.

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Fixed Income Fund within the Master Trust holds bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank. The weighted average crediting interest rates for these contracts is 4.89% and 4.90% as of December 31, 2004 and 2003, respectively, and the weighted average return was 4.81% for the year ended December 31, 2004. In addition, the Fixed Income Fund holds a common/collective trust fund, which also invests in investment contracts and asset-backed investment contracts. The return for the common/collective trust fund is 4.15% and 4.54% for the years ended December 31, 2004 and 2003, respectively.

The Plan’s proportionate interest in the investments of the Master Trust is shown in the statements of net assets available for plan benefits as Plan interest in the Master Trust (see note 3).

(c)   Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents and participant loans held outside of the Master Trust when earned. Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are also recorded on the trade-date basis. Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments are combined and presented as net Plan interest in Master Trust investment gain on the statement of changes in net asset available for plan benefits.

In addition, investment income of the Master Trust includes interest, dividends, and other income. Interest income of the Master Trust investments is recorded when earned. Dividends on the Master Trust investments are recorded on the ex-dividend date.

(d)   Administrative Expenses

The Master Trust pays substantially all plan expenses on behalf of the Plan. Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees are paid from Master Trust assets and are charged to the plans participating in the Master Trust. Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans. Expenses specifically related to an individual plan are charged to the assets of the Plan which incurred the charges. These expenses are shown as a component of Plan interest in Master Trust investment gain.

(e)   Payment of Benefits

Benefits are recorded when paid.

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(f)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)    Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into eleven funds in which the plans may participate. The combination of the plans’ assets is only for investment purposes, and the plans continue to be operated under their current individual plan documents, as amended.

The following is a summary of net assets as of December 31, 2004 and 2003, total investment income for the year ended December 31, 2004 and net appreciation (depreciation) by investment type for the year ended December 31, 2004 of the Master Trust (dollar amounts in thousands). The Plan’s interest in the Master Trust’s net assets for the applicable periods (dollar amounts in thousands) are also presented.

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Net Assets	2004	2003
	(in 000’s)	(in 000’s)
Assets:
Investments -
Cash and equivalents	$458,525	$429,930
Collateral received for securities loaned	852,554	613,397
Asset-backed investment contracts	(69,632)	(77,391)
U.S. bonds and notes	1,117,725	1,443,969
Non-U.S. bonds and notes	134,345	116,032
Real estate related investments	-	29
Halliburton stock	269,080	194,187
Other U.S. stock	1,068,028	1,003,792
Non-U.S. stock	421,315	373,923
Common/collective trust funds	615,634	550,283
Mutual funds	218,990	178,900
Securities loaned -
U.S. bonds and notes	713,032	521,439
Other U.S. stock	102,130	55,604
Non-U.S. stock	20,849	23,364
Total investments	5,922,575	5,427,458
Receivables -
Receivables for investment sold	73,853	60,758
Dividends	1,998	1,664
Interest	17,653	16,105
Other	512	276
Total receivables	94,016	78,803
Total assets	6,016,591	5,506,261
Liabilities:
Payables for investments purchased	271,752	300,949
Obligation for collateral received for securities loaned	852,554	613,397
Other payables	4,284	3,631
Total liabilities	1,128,590	917,977
Net Assets	$4,888,001	$4,588,284
Plan’s interest in Master Trust net assets	$3,195	$2,715
Percentage interest	0.07%	0.06%

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Year ended
December 31,
Total Investment Income	2004
(in 000's)
Net investment appreciation	$340,321
Investment income	145,213
Expenses	(16,425)
Total investment income	$469,109

Year ended
December 31,
Net Appreciation (Depreciation) by Investment Type	2004
(in 000's)
Cash and equivalents	$(3)
U.S. bonds and notes	3,162
Non-U.S. bonds and notes	969
Halliburton stock	93,272
U.S. stock	109,653
Non-U.S. stock	55,207
Common/collective trust funds	51,044
Mutual funds	8,871
Other investments	18,146
Total appreciation	$340,321

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust’s management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the net appreciation of the Master Trust.

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street. The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral. The fair market value of the securities loaned as of December 31, 2004 and 2003 was $836,010,385 and $600,407,471 respectively. The cash and non-cash collateral received for securities loaned as of December 31, 2004 and 2003 was $852,554,443 and $613,397,374 respectively. As of December 31, 2004 and 2003, none of the collateral received for securities loaned has been sold or repledged.

HALLIBURTON SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)    Investments

The following table represents the fair value of individual investment funds held under the Master Trust which exceed 5% of the Plan’s net assets as of December 31, 2004 and 2003:

	2004	2003
Participation in Master Trust, at fair value:
S&P 500 Index Fund	$310,699	$290,418
Balanced Fund	311,879	302,194
Fixed Investment Fund	358,172	292,481
Halliburton Company Stock Fund	848,628	596,708
Large Cap Value Equity	1,057,944	937,298

(5)    Tax Status

The Internal Revenue Service informed the Company by a letter dated March 4, 2004, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003.

(6)    Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and/or managed by the Trustee and asset managers. Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF. These entities are considered parties-in-interest to the Plan. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(7)    Subsequent Events

Effective January 1, 2005, the Master Trust added a new investment for Plan participants called the Mid Cap Equity Index Fund.

HALLIBURTON SAVINGS PLAN
EIN: 75-2677995
PLAN #: 145

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(d)
	Identity of issue, borrower, lessor, or
	similar party	Description of investment	Current value
*	State Street Bank and Trust Company	SSBTC short term investment fund	$54,401

*	Halliburton Company Employee	Investment in net assets of Halliburton
	Benefit Master Trust	Company Employee Benefit
		Master Trust	3,195,267

*	Participant loans	Loans issued at interest rates between
		5.0% and 9.0%	57,502
			$3,307,170

* Column (a) indicates each identified person/entity known to be a party-in-interest.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Halliburton Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2005

By: /s/ Michele Mastrean
Michele Mastrean, Chairperson of the
                Halliburton Company Benefits Committee